Exhibit 99.1

TAHOE TO CLARIFY PEA DISCLOSURE

VANCOUVER, B.C. (July 18, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today that as a result of a review by the British Columbia Securities Commission (BCSC), Tahoe will be issuing a news release sometime in the next week to clarify certain of its disclosures in the May 7, 2012 Escobal Preliminary Economic Assessment (PEA) and other corporate materials. In addition to yesterday’s request, the BCSC advised Tahoe that it has placed the company on its Issuers in Default list until such clarification is made.

Tahoe President and CEO Kevin McArthur said, “Tahoe is working with the BCSC to address its questions. The Escobal start-up schedule remains unaffected. Mill commissioning has commenced, with crusher trial runs this week, leading to wet mill commissioning by late third quarter.”

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807